Exhibit 12

CAESARS ENTERTAINMENT CORPORATION
COMPUTATION OF RATIOS
(Unaudited)
(In millions, except ratio amounts)

Ratio of Earnings to Fixed Charges (f)	2013 (a)	2012 (b)	2011 (c)	2010 (d)	2009 (e)
Income/(loss) from continuing operations before income taxes	$(4,459.5)	$(2,258.7)	$(1,266.0)	$(1,348.2)	$2,410.5
Add:
Fixed charges, excluding interest capitalized	2,296.9	2,161.2	2,178.7	2,035.0	1,929.1
Amortization of interest capitalized	8.0	8.5	8.6	8.9	5.4
Losses from equity in non-consolidated affiliates	22.7	17.5	7.9	1.5	2.2
Noncontrolling interests that have not incurred fixed charges	10.2	7.5	2.0	0.2	2.7
Distributed income from equity investees	—	1.0	1.9	1.7	2.2
Earnings/(losses) as defined	$(2,121.7)	$(63.0)	$933.1	$699.1	$4,352.1
Fixed charges:
Interest expense, net of interest capitalized	$2,253.0	$2,100.3	$2,121.7	$1,981.0	$1,892.5
Interest capitalized	37.8	38.2	22.8	1.4	32.4
Interest included in rental expense	43.9	60.9	57.0	54.0	36.6
Total fixed charges	$2,334.7	$2,199.4	$2,201.5	$2,036.4	$1,961.5
Ratio of earnings to fixed charges (f)	—	—	—	—	2.2
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(a)
The full year results of 2013 include a $29.8 million pre-tax loss on early extinguishment of debt, $3,018.9 million in pre-tax charges for impairments, and $104.4 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(b)
The full year results of 2012 include a $136.0 million pre-tax net gain on early extinguishment of debt, $1,074.2 million in pre-tax charges for impairments, and $99.7 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(c)
The full year results of 2011 include a $47.9 million pre-tax gain on early extinguishment of debt, $32.8 million in pre-tax charges for impairments, and $73.8 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(d)
The full year results of 2010 include a $115.6 million pre-tax gain on early extinguishment of debt, $184.0 million in pre-tax charges for impairments, and $149.7 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(e)
The full year results of 2009 include a $4,965.5 million pre-tax net gain on early extinguishment of debt, $1,638 million in pre-tax charges for impairments, and $107.8 million in net pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.

(f)
For purposes of computing this ratio, “earnings” consists of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. “Fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness, and such portion of rental expense that we deem to be representative of interest. As required by the rules that govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's non-consolidated majority owned subsidiaries. For the years ended December 31, 2013, 2012, 2011, and 2010, our earnings were insufficient to cover fixed charges by $4,456.4 million, $2,262.4 million, $1,268.4 million, and $1,337.3 million, respectively.

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